FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – T. Brasil stalking horse in the offer for Oi binding offer	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communications dated July 18, July 28, and August 8, 2020, Telefónica informs that, in replacement of the revised binding offer presented by Telefônica Brasil S.A. to Oi Group on July 27, 2020 (the “Revised Offer”), jointly with TIM S.A. and Claro S.A. (jointly, the “Bidders”) and, due to the new offer presented by the Bidders on September 7, 2020, by which the Bidders have ratified the amount of R$ 16,500 million (including R$ 756 million related to transition services to be provided for up to 12 months by Oi Group to the Bidders), plus the commitment to enter into long-term agreements for the provision of transmission capacity services, and adjustments in certain terms of the Revised Offer, the Bidders were qualified by the Oi Group to participate in the competitive process of disposal of the Mobile Assets UPI, as “stalking horse”, which should be reflected in the proposal of amendment to Oi Group’s Judicial Reorganization Plan, to be resolved on its General Creditors Meeting to be held on September 8, 2020.

With the position of “stalking horse” the Bidders will also have the right, in their sole discretion, to cover the highest value offer that may be presented in the said competitive process (“right to top”).

Madrid, September 8, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	September 8, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors